Consolidated Financial Statements

Prepared by Management
(not reviewed by the Company’s auditor)

First Quarter Report
Period Ended March 31, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management to review results of the interim consolidated financial statements and related financial reporting matters prior to submitting the interim consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The interim consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

MANAGEMENT’S NOTICE TO READER

The Company has reported the interim consolidated financial statements in US dollars and re-stated the comparative figures in accordance with Canadian GAAP requirements. Please refer to the notes of financial statements for further discussion.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		March 31	December 31
	Notes	2007	2006
			restated
ASSETS			note 4(d)

Current assets
Cash and cash equivalents		$31,167	$31,870
Marketable securities	6	3,972	3,072
Accounts receivable and prepaids	7	3,547	3,104
Inventories		3,056	3,332
Due from related parties		34	34
Total current assets		41,776	41,412

Mineral property, plant and equipment	8	25,918	21,317
Total assets		$67,694	$62,729

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$3,486	$3,046
Income taxes payable		703	4
Total current liabilities		4,189	3,050

Asset retirement obligations	9	974	954
Future income tax liability		2,780	2,968

Total liabilities		7,943	6,972

Non-controlling interest		2,681	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 43,835,202 shares (2006 - 42,373,988 shares)	Page 5	67,503	63,353
Contributed surplus		4,763	5,064
Accumulated comprehensive income	4	1,112	212
Deficit		(16,308)	(14,070)
Total shareholders' equity		57,070	54,559
		$67,694	$62,729
Nature of Operations (note 1)
Commitments and contingencies (notes 5)
Subsequent events (note 14)

Approved on behalf of the Board

/s/	Bradford Cooke	/s/	Godfrey Walton
Director		Director

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended
		March 31,	March 31,
	Notes	2007	2006

Sales		$7,230	$2,281

Cost of sales		3,567	1,390
Depreciation and depletion		959	427
Exploration		1,770	-
General and administrative		1,532	722
Corporate development		35	34
Stock-based compensation	10	317	1,372
Operating profit (loss)		(950)	(1,664)

Foreign exchange gain (loss)		192	(8)
Income (loss) from property option interest		-	22
Investment and other income		294	136

Income (loss) before taxes and other items		(464)	(1,514)
Non-controlling interest		(1,483)	(187)
Income tax provision		(291)	-
Income (loss) for the period		$(2,238)	$(1,701)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	4(a)	388	-
Reclassification adjustment for gain (loss) included in net income		-	-
Comprehensive income (loss) for the period		(1,850)	$(1,701)

Basic and diluted loss per share		$(0.05)	$(0.05)

Weighted average number of shares outstanding		43,077,054	32,706,783

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

		March 31	December 31
	Notes	2007	2006

Number of common shares, opening		42,373,988	32,366,330
Issued on private placement		-	6,333,200
Exercise of options	10 (b)	379,000	282,500
Exercise of warrants	10 (c)	828,161	2,579,366
Issued on acquisition of mineral properties	5	176,201	671,558
Share appreciation rights	10 (b)	77,852	141,034
Number of common shares, closing		43,835,202	42,373,988

Common shares, opening		$63,353	$31,876
Issued on private placement		-	22,855
Exercise of options	10 (b)	1,913	833
Exercise of warrants	10 (c)	1,396	5,434
Issued on acquisition of mineral properties	5	640	2,219
Share appreciation rights	10 (b)	201	136
Common shares, closing		67,503	63,353

Contributed surplus, opening		5,064	2,145
Stock based compensation	10 (b)	317	3,523
Fair value of warrants issued for mineral properties		-	(130)
Exercise of share purchase options	10 (b)	(417)	(338)
Share appreciation rights	10 (b)	(201)	(136)
Contributed surplus, closing		4,763	5,064

Comprehensive income, opening		212	-
Cumulative impact of reporting currency change	2	-	212
Cumulative impact of adoption of financial intrument standard	4	512	-
Unrealized gain (loss) on marketable securities		388	-
Accumulated comprehensive income, closing		1,112	212

Deficit, opening		(14,070)	(12,335)
Loss for the period		(2,238)	(1,735)
Deficit, closing		(16,308)	(14,070)

Shareholders' equity		$57,070	$54,559

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Month Ended
		March 31,	March 31,
	Notes	2007	2006

Operating activities
Loss for the period		$(2,238)	$(1,701)
Items not affecting cash:
Stock-based compensation		317	1,372
Depreciation and depletion		959	427
Non-controlling interest		1,483	187
Future income tax expense		(407)	-
Unrealized foreign exchange loss		(29)	-
Net changes in non-cash working capital	11	901	(563)
Cash from (used for) operations		986	(278)

Investing activites
Property, plant and equipment expenditures		(4,581)	(2,091)
Acquisition of subsidiary, net of cash acquired		-	(119)
Due from related party		-	-
Investment in marketable securities		-	-
Proceeds from sale of marketable securities		-	-
Cash used in investing activities		(4,581)	(2,210)

Financing activities
Common shares issued		2,892	1,230

Cash from financing activites		2,892	1,230

Increase in cash and cash equivalents		(703)	(1,258)
Cash and cash equivalents, beginning of period		31,870	16,371
Cash and cash equivalents, end of period		$31,167	$15,113

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

The Company has acquired interests in additional mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

2.	CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Prior to January 1, 2007, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. Due to the Company transition from an exploration company to a mine operator, effective January 1, 2007, the US dollar was adopted as the unit of measure of the Company’s operations which reflects significant operational exposure to the US dollar and the predominantly US dollar asset and investment base of the Company. Concurrent with this change in functional currency, the Company adopted the US dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles (“GAAP”), the Company is required to restate all amounts presented for comparative purposes into US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Equity transactions have been translated at historic rates; the resulting net translation adjustment has been credited to comprehensive income.

The effect on the consolidated financial statements resulted in comprehensive income adjustment of $212,000 as at December 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 13 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

4.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1530, Comprehensive Income; Handbook Section 3861, Financial Instruments – Presentation and Disclosure and Handbook Section 3855, Financial Instruments – Recognition and Measurement. These standards have been applied prospectively; accordingly, comparative amounts for prior periods have not been restated.

Effective January 1, 2007, the Company changed its accounting policy for mineral property exploration expenditures to harmonize accounting differences between Canadian and US GAAP while the Company continues to transition its operations from a sole exploration company to an operator.

(a)	Comprehensive income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of comprehensive income are disclosed in the interim consolidated statement of shareholders’ equity

(b)	Financial instruments – presentation and disclosure; recognition and measurement

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent period depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

(c)	Impact upon adoption of Handbook Section 1530, 3855 and 3861

The transition adjustment attributable to the remeasurement of financial assets and financial liabilities at fair value for available-for-sale financial assets were recognized in opening accumulated other comprehensive income as at January 1, 2007. The Company has recorded a non cash increase of $512,000 to opening marketable securities and a non-cash pre tax adjustment of $512,000 as a one time cumulative effect of the change in accounting policy in opening accumulated other comprehensive income.

(d)	Exploration Expenditures

In prior years, the Company capitalized the acquisition cost of mineral properties and deferred exploration expenditures directly related to specific mineral properties. Under the new policy, exploration expenditures are expensed, while acquisition and property right payments continue to be capitalized. This change has been applied retrospectively and has increased the deficit as of December 31, 2006 by $400,000 with a corresponding reduction in mineral properties.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

5.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS

In May 2004, the Company entered into option agreements to acquire a 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico. At the same time it entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico.

The payment schedule was as follows:

	US$ - 000's
			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total
	(notes 5(a))	(notes 5(b))	(note 5(c))
Initial option agreement -
February 2004	$-	$57	$43	$100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007 (1)	638	857	5	1,500
January 28, 2008 (1)	638	857	5	1,500
	$2,551	$4,000	$449	$7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	$2,551	$4,000	$449	$7,000

(1) 2007 and 2008 processing plant payments are no longer due.

(a)

Minera Santa Cruz – Payments prior to 2006 were advances, with ownership of 51% of Minera Santa Cruz fully vesting to the Company upon completion of the January 28, 2006 payment. The remaining 49% will vest upon completion of the 2008 payment. Prior to December 31, 2005, the Company had accounted for its 51% option interest in Minera Santa Cruz as an interest in mineral properties on its balance sheet. In 2006, with the completion of the acquisition of the 51% of Minera Santa Cruz, the Company has accounted for this acquisition using the purchase method of accounting and the accounts of Minera Santa Cruz have been consolidated with those of the Company effective January 28, 2006. The January 28, 2007 payment was made with 176,201 shares in lieu of cash.

(b)

Processing plant - The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on payment of $2,628,000. Prior to December 31, 2005, the Company had accounted for its 51% option interest in the processing plant as an interest in mineral properties on its balance sheet.

The remaining 49% interest in the asset was to be transferred upon completion of the 2008 payment. However in July 2006, the Company acquired 100% of the shares of the company that owned the plant, Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”), for $2.9 million comprised of cash of $499,000 and 671,558 units at a market price of $3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of $3.70 until August 23, 2007. As the acquisition of 100% of Metalurgica constituted the acquisition of a business, the Company has accounted for this acquisition using the purchase method of accounting and the accounts of Metalurgica have been consolidated with those of the Company effective July 1, 2006.

(c)

Mining concessions - The Company acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of initial payments totaling US$439,000. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by making the final payment January 28, 2008 US$5,000.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

6.	MARKETABLE SECURITIES

	March 31	December 31
	2007	2006

Investment in shares of companies, at cost	$3,072	$3,072
Unrealized gain	900	-
	$3,972	$3,072

7.	ACCOUNTS RECEIVABLE

	March 31	December 31
	2007	2006

Trade Receivables	$1,127	$973
IVA Receivables	1,671	1,750
Other Receivables	482	222
Prepaids and Advances	267	159
	$3,547	$3,104

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	March 31, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$15,462	$3,096	$12,366	$13,361	$2,618	$10,743
Mill	9,770	911	8,859	8,705	629	8,076
Machinery and equipment	4,105	116	3,989	2,092	35	2,057
Transportation and vehicles	349	80	269	311	59	252
Buildings	326	8	318	137	4	133
Office equipment	133	16	117	68	12	56
	$30,145	$4,227	$25,918	$24,674	$3,357	$21,317

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

9.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $1,608,000 which has been discounted using a credit adjusted risk free rate of 8.25% . Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2006	$954

Changes during the period:
Changes due to acquisition of interests in mining and milling operations	-
Interest accretion	20

Balance at March 31, 2007	$974

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

10.	SHARE CAPITAL

(a)	As at March 31, 2007 and December 31, 2006 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(b)	Share purchase options

The following table summarizes the status of the Company’s stock option plan as at March 31, 2007 and changes for during the period ended:

Prices expressed in CAN $
	March 31, 2007		March 31, 2006
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	3,626,400	$2.43	2,223,900	$1.88
Granted	155,000	4.53	555,000	2.55
Exercised	(379,000)	3.03	(101,000)	1.73
Cancelled (1)	(155,000)	2.30	-	-
Outstanding, end of period	3,247,400	2.47	2,677,900	2.03

Options exercisable at period-end	3,247,400	$2.47	2,677,900	$2.03

(1) 155,000 options were cancelled in exchange for 77,852 share appreciation rights.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

(b)	Share purchase options (continued)

The following tables summarize information about stock options outstanding at March 31, 2007:

	CAN $
		Options Outstanding		Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Mar 31, 2007	(Number of Years)	Prices	Mar 31, 2007	Prices

$0.50 - $0.99	250,000	1.8	$0.66	250,000	$0.66
$1.00 - $1.49	-	-	-	-	-
$1.50 - $1.99	431,000	2.3	$1.60	431,000	$1.60
$2.00 - $2.49	636,000	3.5	$2.35	636,000	$2.35
$2.50 - $2.99	1,665,400	3.9	$2.73	1,665,400	$2.73
$3.00 - $3.99	110,000	4.6	$3.95	110,000	$3.95
$4.00- $4.99	100,000	4.8	$4.08	100,000	$4.08
$5.00- $5.99	55,000	4.9	$5.36	55,000	$5.36

	3,247,400	3.5	$2.47	3,247,400	$2.47

During the period ended March 31, 2007, the Company recognized stock-based compensation expense of $317,000 (March 31, 2006 - $1,372,000) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

Prices expressed in CAN $	Period Ended
March 31, 2007

Weighted average fair value of
options granted during the period	$2.45

Risk-free interest rate	3.98%
Expected dividend yield	0%
Expected stock price volatility	67%
Expected option life in years	4

In January 2007, the Company granted stock options to a new officer to acquire up to 100,000 common shares at an exercise price of CAN $4.08 per share with an expiry date of January 8, 2012.

In March 2007, the Company granted stock options to new employees to acquire up to 55,000 common shares at an exercise price of CAN $5.36 per share with an expiry date of March 1, 2012.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

(c)	Warrants

At March 31, 2007, the Company had outstanding warrants to purchase an aggregate 5,801,281 common shares as follows:

Exercise		Oustanding at				Oustanding at March
Price	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	31, 2007
CAN $
$2.30	February 1, 2007	327,000	-	(320,000)	(7,000)	-
$2.90	October 5, 2007	2,601,634	-	(467,350)	-	2,134,284
$5.25	October 24, 2007	3,539,920	-	-	-	3,539,920
$3.70	August 23, 2007	167,888	-	(40,811)	-	127,077
		6,636,442	-	(828,161)	(7,000)	5,801,281

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended
	March 31,	March 31,
	2007	2006

Net changes in non-cash working capital
Accounts receivable and prepaids	$(443)	$(275)
Inventory	205	-
Due from related parties	-	-
Accounts payable and accrued liabilities	1,139	(288)
Income taxes payable	-	-
	$901	$(563)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$-	$687
Tax gross up related to the acquistion of subsidiary	249	-
Fair value of stock options allocated to shares issued
on exercise of stock options	417	110
Shares issued under the share appreciation rights plan	201	-
Shares issued on acquisition of mineral properties (Note 3(a))	641	-

Cash interest paid and cash taxes paid in the period ended March 31, 2007 and 2006 was nil.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

12.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada. Segmented disclosures are as follows:

	March 31, 2007
	Canada	Mexico	Total

Cash and cash equivalents	$28,683	$8,454	$31,167
Marketable Securities	3,972	-	3,972
Accounts Receivable and prepaids	85	3,462	3,547
Inventories	-	3,056	3,056
Due from related parties	-	34	34
Mineral property,plant and equipment	-	25,918	25,918

Net income (loss)	$(830)	$(1,408)	$(2,238)

	December 31, 2006
	Canada	Mexico	Total

Cash and cash equivalents	$30,027	$7,110	$31,870
Marketable Securities	3,072	-	3,072
Accounts Receivable and prepaids	95	3,009	3,104
Inventories	-	3,332	3,332
Due from related parties	-	34	34
Mineral property,plant and equipment	-	21,317	21,317

Net income (loss)	$(4,381)	$289	$(4,092)

For the periods ended March 31, 2007 and December 31, 2006 substantially all revenue and capital expenditures are attributed to the Mexico operations.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

13.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

(a)	Stock based compensation

Under U.S. GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation.

Under U.S. GAAP, stock based compensation would be presented within general and administrative costs whereas the stock-based compensation expense reported separately for Canadian GAAP.

(b)	Impact of recent United States accounting pronouncements:

(i)

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has applied the change in accounting policy of retrospectively.

(ii)

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has determined the interpretation has no impact on the periods presented.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of U.S. dollars, unless otherwise stated, except per share amounts)

(iii)

In September 2006, The US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 has no impact on the periods presented.

14.	SUBSEQUENT EVENT

On May 2, 2007 the Company announced that it closed the acquisition of the exploitation contracts to the producing Unidad Bolanitos (Bolanitos) silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico. The Company paid $2.2 million in cash and 224,215 common shares of the Company for the exploitation rights to Bolanitos.

The Company also announced an agreement in principle with two subsidiary companies of Industrias Penoles SA de CV (Penoles) to purchase all of the Bolanitos property and plant assets for 800,000 common shares and a share purchase warrant that gives Penoles the right to purchase an additional 250,000 common shares of the Company CAN $5.50 per share.

Endeavour Silver Corp.	Page - 16 -

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744

	Website:	www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dave Drips ~ Vice-President, Mexico Operations
Michael Rasmussen ~ Vice-President, Exploration
John D. Watkins ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.		Page - 17 -